UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Annouces Management Change

CASI Pharmaceuticals, Inc. (Nasdaq: CASI, “CASI” or the “Company”), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced that Mr. Daniel Lang will step down from his role as the Company’s Chief Financial Officer (“CFO”) as of May 14, 2025 due to personal reasons. Deanna Qian will assume the role of the CFO while retaining her position as the Global Controller of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: May 14, 2025